October 7, 2021

Ms. Jennifer Angelini
Mr. Sergio Chinos
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Submitted via EDGAR Correspondence

Re:     Snap-on Incorporated
    Comment letter on Form 10-K for the fiscal year ended January 2, 2021
    Filed February 11, 2021
    Commission File No. 1-7724

Dear Ms. Angelini and Mr. Chinos:

Set forth in this letter are the responses of Snap-on Incorporated (“we,” “our,” “Snap-on,” or “the company”) to the staff’s comments in its letter, dated September 23, 2021, regarding the company’s Form 10-K for the fiscal year ended January 2, 2021 (the “Snap-on 10-K”). All responses are cross-referenced to the numbered comments in the staff’s letter in the order presented. In addition, we have included the text of the comments from that letter.

Form 10-K for the Fiscal Year Ended January 2, 2021

Item 1A
Risk Factors, page 12

Comment 1:
Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response 1:
We believe we have appropriately disclosed in the Snap-on 10-K the transition risks related to climate change on our businesses, as follows:

Environmental and Government Regulations (Page 11)
Snap-on is subject to various environmental laws, ordinances, regulations, and requirements of government authorities in the United States and other nations. At Snap-on, these environmental liabilities are managed through the Snap-on Environmental, Health and Safety Management System (“EH & SMS”), which is applied worldwide. The system is based upon continual improvement and is certified to ISO 14001:2015 and OHSAS 18001:2007, verified through Det Norske Veritas (DNV) Certification, Inc.

Snap-on believes that it complies with applicable environmental and government requirements in its operations. Expenditures on environmental and governmental matters through EH & SMS have not had, and Snap-on does not for the foreseeable future expect them to have, a material effect upon Snap-on’s capital expenditures, earnings or competitive position.

Risk Factors – Legal and Regulatory Risks (Page 20)
Our operations expose us to the risk of environmental liabilities, costs, litigation and violations that could adversely affect our financial condition, results of operations and reputation.

Certain of our operations are subject to environmental laws and regulations in the jurisdictions in which they operate, which impose limitations on the discharge of pollutants into the ground, air and water and establish standards for the generation, treatment, use, storage and disposal of hazardous wastes. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices. We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates.

        Excerpt: Forward-Looking Statement Safe Harbor (Page 3)
. . .These risks also include the impact of governmental actions related thereto on Snap-on’s business, as well as uncertainties related to Snap-on’s capability to implement future strategies with respect to its existing businesses, its ability to refine its brand and franchise strategies, retain and attract franchisees, further enhance service and value to franchisees and thereby help improve their sales and profitability, introduce successful new products, successfully pursue, complete and integrate acquisitions, as well as its ability to withstand disruption arising from natural disasters, planned facility closures or other labor interruptions, the effects of external negative factors, including adverse developments in world financial markets, developments related to tariffs and other trade issues or disputes, weakness in certain areas of the global economy (including as a result of the United Kingdom’s exit from the European Union and the COVID-19 pandemic), and significant changes in the current competitive environment, inflation, interest rates and other monetary and market fluctuations, changes in tax rates, laws and regulations as well as uncertainty surrounding potential changes, and the impact of energy and raw material supply and pricing, including steel (as a result of U.S. tariffs imposed on certain steel imports or otherwise) and gasoline . . .

We will continue to disclose the material effects of transition risks related to climate change, as appropriate, to reflect changes or anticipated changes in governmental policy and regulations and as relevant market trends develop and evolve.

Item 7
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 27

Comment 2:
We note that you list several future climate-related projects on your Sustainability Commitment webpage. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

Response 2:
The capital projects identified on our Sustainability Commitment webpage represent our commitment to addressing environmental concerns as an integral part of our operational and manufacturing processes. As a manufacturer, we are continually assessing our processes to identify areas of improvement and efficiency. In this process, we consider a wide range of factors – safety, labor utilization, material costs, energy costs, and the cost of capital, in addition to the environment. In describing the various activities on our sustainability webpage, we do not suggest that these projects were undertaken primarily, or exclusively, for the purpose of addressing climate change, nor does our inclusion of an activity on the webpage imply that the cost of the project is material for SEC reporting purposes. During the period covered by the Snap-on 10-K, we have not incurred, nor have we committed to incur, material capital expenditures primarily for climate-related projects. If, in the future, we undertake any material capital project with the primary purpose of addressing climate change, we will disclose appropriate detail about the project and the anticipated expenditures.

Comment 3:
To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•increased demand for goods that result in lower emissions than competing products; and

•increased competition to develop innovative new products that result in lower emissions.

Response 3:
We have not to date experienced material indirect consequences of climate-related regulation or, to the extent discernible as climate-related, business trends, including as a result of the items noted above. However, we address this topic generally in the Snap-on 10-K with the following disclosures:

    Risk Factors – Operational Risks (Page 15)
    Risks associated with the disruption of manufacturing operations could adversely affect our profitability or competitive position.

We manufacture a significant portion of the products we sell. Any prolonged disruption in the operations of our existing manufacturing facilities, whether due to technical or labor difficulties, facility consolidation or closure actions, lack of raw material or component availability, destruction of or damage to any facility (as a result of natural disasters, weather events, use and storage of hazardous materials, acts of war, sabotage, or terrorism, civil unrest or other events), or other reasons, including outbreaks of infectious diseases, such as the current COVID-19 pandemic, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Price fluctuations and shortages of raw materials, components, certain finished goods inventory and energy sources could adversely affect the ability to obtain needed materials or products and could adversely affect our results of operations.

The principal raw material used in the manufacture of our products is steel, which we purchase in competitive, price-sensitive markets. To meet Snap-on’s high quality standards, our steel needs range from specialized alloys, which are available only from a limited group of approved suppliers, to common alloys, which are available from multiple suppliers. Some of these materials have been, and in the future may be, in short supply, particularly in the event of mill shutdowns or production cut backs. In addition, outbreaks of infectious diseases, weather events or other circumstances beyond our control could also impact the availability of raw materials. As some steel alloys require specialized manufacturing procedures, we could experience inventory shortages if we were required to use an alternative manufacturer on short notice. These and other raw materials, components and certain finished goods inventory can exhibit price and demand cyclicality, including as a result of tariffs and other trade protection measures. Associated unexpected price increases could result in an erosion of product margins or require Snap-on to increase prices to customers to maintain margins.

We use various energy sources to transport, produce and distribute products, and some of our products have components that are petroleum based. Petroleum and energy prices have periodically increased significantly over short periods of time; future volatility and changes may be caused by market fluctuations, supply and demand, currency fluctuations, production and transportation disruptions, world events and changes in governmental programs. Energy price increases raise both our operating costs and the costs of our materials, and we may not be able to increase our prices enough to offset these costs. Higher prices also may reduce the level of future customer orders and our profitability.

MD&A, Environmental Matters (Page 47)
Snap-on is subject to various federal, state and local government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Snap-on’s policy is to comply with these requirements and the company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with its business. Some risk of environmental damage is, however, inherent in some of Snap-on’s operations and products, as it is with other companies engaged in similar businesses.

Snap-on is and has been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous or toxic by one or more regulatory agencies. Snap-on believes that, as a general matter, its handling, manufacture, use and disposal of these substances are in accordance with environmental laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question the company’s handling, manufacture, use or disposal of these substances.

Quantitative and Qualitative Disclosures About Market Risk, Commodity Risk (Page 52)
Snap-on is a purchaser of certain commodities such as steel, natural gas and electricity. The company is also a purchaser of components and parts that are integrated into the company’s end products, as well as the purchaser of certain finished goods, all of which may contain various commodities including steel, aluminum, nickel, copper and others. Snap-on’s supply of raw materials and purchased components are generally and readily available from numerous suppliers.

The principal raw material used in the manufacture of the company’s products is steel, which the company purchases in competitive, price-sensitive markets. To meet Snap-on’s high quality standards, the company’s steel needs range from specialized alloys, which are available only from a limited group of approved suppliers, to common alloys, which are available from multiple suppliers. Some of these materials have been, and in the future may be, in short supply, particularly in the event of mill shutdowns or production cut backs. As some steel alloys require specialized manufacturing procedures, Snap-on could experience inventory shortages if it were required to use an alternative manufacturer on short notice. Steel and other raw materials, components and certain finished goods inventory can exhibit price and demand cyclicality, including as a result of tariffs and other trade protection measures. Associated unexpected price increases could result in an erosion of product margins or require Snap-on to increase prices to customers to maintain margins.

Snap-on believes its ability to sell product is also dependent on the changing vehicle repair requirements, the number of vehicles on the road, the general aging of vehicles and the number of miles driven. These factors affect the frequency, type and amount of service and repair performed on vehicles by technicians, and therefore affect the demand for the number of technicians, the prosperity of the technicians and, consequently, the demand technicians have for the company’s tools, other products and services, and the value technicians place on those products and services. The use of other methods of transportation, including more frequent use of public transportation, could result in a decrease in the use of privately operated vehicles. A decrease in the use of privately operated vehicles may lead to fewer repairs and less demand for the company’s products.

To the extent that commodity prices increase and the company does not have firm pricing agreements with its suppliers, the company may experience margin declines to the extent that it is not able to increase the selling prices of its products.

If, in the future, we determine that the indirect consequences of climate-related regulation or business trends are or may reasonably be expected to be material, we will discuss those matters in our MD&A, as appropriate.

Comment 4:
If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;

•quantification of material weather-related damages to your property or operations; and

•any weather-related impacts on the cost or availability of insurance.

Response 4:
Like most manufacturing businesses, our operations are subject to disruptions caused by natural disasters, including floods, storms, and fires. In recent years, we have experienced numerous significant weather events across our global footprint, but these events have not materially disrupted our business or materially affected our financial condition or results of operations. We recognize that climate change influences weather patterns and that some of our locations might be adversely affected by more frequent or different weather-related events from time to time in the future. These disruptions can be challenging, costly, and in some cases, may displace our workforce, suppliers, and/or customers. However, we believe, based on our past experiences, our breadth of products, our range of customers and our geographic diversity, that the impact of these events on our business tends to be short term.

If, in the future, we determine that the physical effects of climate change have had, or are reasonably likely to have, a material impact on our operations or results, we will discuss those matters in our MD&A, or elsewhere in our Form 10-K, as appropriate.

Please contact me by phone at (262) 656-5137, by FAX at (262) 656-5221, or by email at Aldo.J.Pagliari@snapon.com if you need further clarification or have further questions.

Sincerely,

/s/ Aldo J. Pagliari
Aldo J. Pagliari
Principal Financial Officer,
Senior Vice President – Finance and Chief Financial Officer
Snap-on Incorporated